UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

NETLOJIX COMMUNICATIONS, INC.
(Name of the Issuer)

NETLOJIX COMMUNICATIONS, INC.
ANTHONY E. PAPA
JAMES P. PISANI
JEFFREY J. JENSEN
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

641143 10 2
(CUSIP Number of Class of Securities)

Anthony E. Papa
Chairman and Chief Executive Officer
NetLojix Communications, Inc.
501 Bath Street
Santa Barbara, CA 93101
(805) 884-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

Thomas N. Harding, Esq. Seed Mackall LLP 1332 Anacapa Street, Suite 200 Santa Barbara, CA 93101 (805) 963-0669	Randall G. Ray, Esq. Gardere Wynne Sewell LLP 1601 Elm Street, Suite 3000 Dallas, Texas 75201 (214) 999-3000

This statement is filed in connection with (check the appropriate box):

a. [X]   The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1  through 240.14b-2), Regulation 14C (§§240.14c-1  through 240.14c-101 ) or Rule 13e-3(c) (§240.13e-3(c) ) under the Securities Exchange Act of 1934 (the "Exchange Act").

b. [  ]    The filing of a registration statement under the Securities Act of 1933.

c. [  ]    A tender offer.

d. [  ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction valuation:*   $293,903                                 Amount of filing fee:  $28.00

*           Estimated for purposes of calculating the filing fee only.  The transaction valuation was determined by multiplying the 14,695,149 shares of Common Stock outstanding by the merger consideration of $0.02 per share.  The filing fee was determined by calculating a fee of $92 per $1,000,000, applied pro rata, to the transaction valuation calculated pursuant to the preceding sentence.

[X]       Check the box if any part of the fee is offset as provided by §240.0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:           $28.00

Form or Registration No.:         Schedule 14A

Filing Party:                              NetLojix Communications, Inc.

Date Filed:                                December 30, 2002

Introduction

This Amendment No. 4 to Transaction Statement on Schedule 13E-3 (the "Final Amendment") is being filed with the Securities and Exchange Commission by: (i) NetLojix Communications, Inc., a Delaware corporation ("NetLojix") and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (ii) Anthony E. Papa; (iii) James P. Pisani  (Mr. Pisani, together with Mr. Papa, are referred to herein as the "Executives"); and (iv) Jeffrey J. Jensen. This Final Amendment amends and supplements the Transaction Statement on Schedule 13E-3 filed on December 30, 2002, as amended by Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed on April 17, 2003, Amendment No. 2 to Transaction Statement on Schedule 13E-3 filed on May 23, 2003, and Amendment No. 3 to Transaction Statement on Schedule 13E-3 filed on May 30, 2003.  The Transaction Statement on Schedule 13E-3, as previously amended and as amended and supplemented by this Final Amendment, is referred to hereinafter as the "Schedule 13E-3."  Except as expressly set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.

This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transaction contemplated by the Agreement and Plan of Merger, dated as of December 28, 2002 (the "merger agreement") by and between NetLojix and NetLojix Acquisitions Corporation, a Delaware corporation ("NAC").  NAC is not a filing person of this Final Amendment because it was merged with and into NetLojix, with NetLojix as the surviving corporation (the "merger").

On May 30, 2003, NetLojix filed with the Securities and Exchange Commission its definitive proxy statement in connection with the special meeting at which its stockholders considered a proposal to adopt the merger agreement and approve the merger.  At the special meeting of stockholders, which was held on June 26, 2003, NetLojix's stockholders voted to adopt the merger agreement and approve the merger.

Immediately after the special meeting of stockholders, the Executives each transferred 856,563 shares of NetLojix common stock to NAC so that, immediately prior to the merger, NAC owned 1,713,126 shares of NetLojix common stock, representing approximately 11.7% of the 14,695,149 shares of NetLojix common stock then outstanding.

The merger became effective on June 27, 2003, when a Certificate of Merger was filed with the Secretary of State of the State of Delaware (the "effective time"). Pursuant to the merger agreement, at the effective time, NAC was merged with and into NetLojix, with NetLojix surviving the merger, and each issued and outstanding share of NetLojix common stock was converted into the right to receive $0.02 in cash without interest (the "merger consideration"), except that: (i) shares of NetLojix common stock held as treasury stock immediately prior to the effective time were canceled without any payment therefor; (ii) shares of NetLojix common stock held by NAC immediately prior to the effective time of the merger were canceled without any payment therefor; and (iii) shares of NetLojix common stock held by stockholders who perfect their appraisal rights will not receive the merger consideration but instead will be subject to appraisal in accordance with Delaware law.  Also at the effective time, the outstanding common stock of NAC (all of which was owned by the Executives) was converted into common stock of NetLojix.  As a result, all of the common stock of NetLojix is now owned by the Executives.  All outstanding stock options were cancelled as of the effective time. Shares of NetLojix's Series A Convertible Preferred Stock continue to be held by Tommy Lin and Patrick Lin, although the terms of such preferred stock were modified as part of the merger.

DTL One, LLC, a Nevada limited liability company owned and controlled by Mr. Jensen ("DTL"), has financed the payment of the merger consideration by NAC.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2003

NETLOJIX COMMUNICATIONS, INC.

By  /s/ ANTHONY E. PAPA
            Anthony E. Papa
            Chief Executive Officer

NETLOJIX ACQUISITIONS CORPORATION

By  /s/ ANTHONY E. PAPA
            Anthony E. Papa
            Chief Executive Officer

 /s/ ANTHONY E. PAPA
            Anthony E. Papa

 /s/  JAMES P. PISANI
            James P. Pisani

 /s/  JEFFREY J. JENSEN
            Jeffrey J. Jensen